

April 9, 2024

Mark Gerhard
Chief Executive Officer
Centurion Acquisition Corp.
667 Madison Avenue, 5th Floor
New York, NY 10065

> **Re: Centurion Acquisition Corp.**
> **Amendment No.1 to Draft Registration Statement on Form S-1**
> **Submitted March 29, 2024**
> **CIK No. 0002010930**

Dear Mark Gerhard:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2024 letter.

Form DRS/A submitted March 29, 2024

Risk Factors
If we are deemed to be an investment company, page 42

1. Refer to prior comment 2. Please state clearly that in the event you were deemed to be an investment company you may be required to change your operations or wind down your operations.

Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Ruairi Regan at 202-551-3269 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Elliott M. Smith, Esq.